Northern Dynasty Reports Annual General Meeting Results

June 29, 2018, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2018 Annual General Meeting held on June 28, 2018 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 220,479,340 common shares were voted, representing 70.64 % of the votes attached to all outstanding common shares of record. Shareholders voted in favour of all items of business before the Meeting, which included the election of the following directors:

DIRECTOR	% of Votes in Favour

Desmond Balakrishnan	87%

Steven Decker	98%

Robert A. Dickinson	97%

Gordon Keep	97%

David Laing	97%

Christian Milau	98%

Kenneth Pickering	98%

Ronald W. Thiessen	98%

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Trevor Thomas

Secretary